1061 Cliff Dawson Road Watkinsville, Georgia 30677	Toll Free 800 222 7636 Tel (706) 583 5144 Fax (706) 353 9832

September 30, 2011
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Stadion Investment Trust (the “Trust”), on behalf of its series, Stadion Managed Portfolio (the “Managed Portfolio”) and Stadion Core Advantage Portfolio (the “Core Advantage Fund” and together with the Managed Fund, the “Funds”)

File Nos. 811-21317; 333-103714
Response to Staff’s Comments on Post-Effective Amendment No. 23

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) on September 30, 2011 in connection with Post-Effective Amendment No. 23 to the Trust’s registration statement on Form N-1A.  Set forth below is a summary of  comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.         COMMENT:  In the Fees and Expenses of the Fund section of the Risk/Return Summaries for each Fund, move footnote “*” following the Shareholder Fees table so that it follows the Annual Fund Operating Expenses table rather than precedes it.

RESPONSE:  The footnote will be moved so that it follows the Annual Fund Operating Expenses table and has been renamed footnote “1”.  The previous footnote “1” has been renamed footnote “2”.

2.          COMMENT:  In the Fees and Expenses of the Fund section of the Risk/Return Summaries for each Fund, delete the parenthetical referencing the reader to the Financial Highlights in the footnote to the Annual Fund Operating Expenses table.

RESPONSE:  In the Fees and Expenses of the Fund section of the Risk/Return Summaries for each Fund, the parenthetical referencing the reader to the Financial Highlights in the footnote to the Annual Fund Operating Expenses table will be deleted and will read as follows:

“Total Annual Fund Operating Expenses” will not correlate to the [insert Fund name]’s Financial Highlights, which reflect the operating expenses of the Fund, but do not include “Acquired Fund Fees and Expenses.”

3.         COMMENT:  In the Fees and Expenses of the Fund section of the Risk/Return Summaries for each Fund, include the costs applicable to investments in Class C and Class I shares to the “Assuming No Redemption” section of the Example.

RESPONSE:  The “Assuming No Redemption” section of the Example has been revised to include the costs applicable to Class C and Class I shares.

4.         COMMENT:  In the Principal Investment Strategies section of the Risk/Return Summaries, it is disclosed that the Managed Fund and the satellite portion of the Core Advantage Fund “may hold positions in common stocks of domestic and foreign companies and corporate and/or government bonds from time to time.”  If this is not a principal strategy, it should be moved out of the Risk/Return Summaries.

RESPONSE:  The Funds have reviewed their principal strategies and have determined that the reference in the Risk/Return Summaries indicating that the Funds may hold positions in common stocks or bonds outside of the Funds’ principal strategy of investing in Indexed Investments is more appropriately moved to page 28 under the heading “Additional Information about the Funds’ Investment Objectives, Investment Strategies And Risks”.  The Risk/Return Summaries and page 28 have been revised accordingly.

5.         COMMENT:  Explain supplementally whether, as funds of funds, the Funds comply with Section 12(d)(1)(A) of the Investment Company Act of 1940?

RESPONSE:  The Funds have policies and procedures pursuant to which they monitor their investments in other investment companies for compliance with Section 12(d)(1)(A).  With respect to Section 12(d)(1)(A)(i), the Funds have entered into various Participation Agreements with other investment companies that have obtained appropriate exemptive relief from the Commission and may on occasion acquire more than 3% of the total outstanding voting stock of such investment companies pursuant to such Agreements.  With respect to Section 12(d)(1)(A)(ii) and (iii), the Funds invest in accordance with the restrictions of Section 12(d)(1)(F) pursuant to Rule 12d1-3 under the Investment Company Act of 1940.

6.         COMMENT:  If emerging markets risk is a principal risk of either Fund, disclose such risk in the Principal Risks section of the Funds’ Risk/Return Summaries.

RESPONSE: Emerging markets risk is not a principal risk of either Fund.

7.         COMMENT:  In the “Tax Information” section of the Funds’ Risk/Return Summaries, clarify that an investor may still pay taxes on tax-deferred arrangements such as 401(k) plans or individual retirement accounts, but that such payments are deferred.

Response:  Disclosure has been added to the “Tax Information” section of each Prospectus that reads “Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

8.         COMMENT:  Please confirm that the expense limitation arrangement detailed in footnote 2 to the Annual Fund Operating Expenses table in the Fees and Expenses of the Fund section of the Core Advantage Fund’s Risk/Return Summary is contractual.

RESPONSE:  The Core Advantage Fund’s expense limitation arrangement is contractual, pursuant to an Expense Limitation Agreement with the Fund’s investment adviser.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

9.
COMMENT:  In the table under the heading “Trustees and Executive Officers” in the Management section of the SAI, revise the column heading of the sixth column to state “Other Directorships of Public Companies Held by Trustee During the Past Five Years.”  (new text underlined)

RESPONSE:  The requested change has been made.

*********************************

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

Tina H. Bloom
Secretary

cc:	Vincent DiStefano
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop S-5
Washington, DC 20549

Michael Isaac
Stadion Money Management, LLC
1061 Cliff Dawson Road
Watkinsville, GA  30677

Jeffrey T. Skinner
Kilpatrick Townsend & Stockton, LLP
1001 West Fourth Street
Winston-Salem, NC  27101-2400